UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 Under the Securities Exchange Act of 1934
(Amendment No.  )*

SCWorx Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

78396V109

 (CUSIP Number)

102 NE 2nd Street, Suite 311 Boca Raton, Florida 33486 917-693-7561
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
□	Rule 13d-1(b)
⌧	Rule 13d-1(c)
□	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 78396V109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Gamberale
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 583,640 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 583,640 (1)
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,640 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ◻
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15% (2)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 501,402 shares of Common Stock and 82,238 shares of Common Stock that are issuable upon the exercise of certain Warrants.
(2)
This percentage is based on 9,490,582 shares of Common Stock of the Issuer outstanding as of August 7, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, as filed with the Securities and Exchange Commission on August 14, 2020.

 SCHEDULE 13G
CUSIP No. 78396V109

Item 1.

(a)	Name of Issuer
SCWorx Corp.

(b)	Address of Issuer’s principal executive offices

590 Madison Avenue, 21st Floor
New York, New York 10022

Item 2.

(a)	Name of persons filing

Joseph Gamberale

(b)	Address or principal business office or, if none, residence

102 NE 2nd Street, Suite 311
Boca Raton, Florida 33486

(c)	Citizenship

Ivy Equity Investors, LLC is a limited liability company formed under the laws of the State of Delware.
Mr. Gamberale is a citizen of the United States of America.
(d)	Title of class of securities

Common Stock, par value $0.001 per shalllllllllkk,re

(e)	CUSIP No.

78396V109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	◻	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	◻	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	◻	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	◻	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	◻	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	◻	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	◻	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	◻	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	◻	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	◻	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	◻	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G
CUSIP No. 78396V109

Item 4.	Ownership.

Joseph Gamberale: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Mr. Joseph Gamberale’s cover page and is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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SCHEDULE 13G
CUSIP No. 78396V109

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2020	/s/ Joseph Gamberale
Joseph Gamberale

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